SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  11)*

SUCCESSORIES, INC

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

864591102

(CUSIP Number)

Marshall E. Eisenberg, Esq.
Neal, Gerber & Eisenberg
Two North LaSalle Street
Chicago, Illinois  60602

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2003

(Date of Event which Requires Filing of this Statement)

                If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

                *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 864591102		Page 2 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jack Miller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,954,577

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 3,954,577

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,954,577

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 36.5% (See Item 5)

14.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 864591102		Page 3 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 4 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jack Miller Family Limited Partnership #1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 5 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harvey L. Miller, not individually but solely as trustee of the Harvey L. Miller Trust Dated January 21, 1983

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 6 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Judith N. Bernstein, not individually but solely as trustee of the Judith N. Bernstein 1994 Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 7 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TWS Investment Group, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 8 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sharon A. McCormick, not individually but solely as trustee of the Sharon A. McCormick Revocable Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 9 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Howard I. Bernstein, not individually but solely as trustee of the Howard I. Bernstein Trust Dated April 28, 1987

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,000

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 13,000

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 Less than 1% (See Item 5)

14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 10 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Goldie Wolfe Miller

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102		Page 11 of 21

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Eric Achepohl

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE VOTING POWER 0

	10.	SHARED DISPOSITIVE VOTING POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 None

14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102	Page 12 of 21

This Amendment No. 11 to Schedule 13D is filed for the purpose of updating various information contained in the Schedule 13D as amended by Amendment Nos. 1 through 10 and filed jointly by the following persons (each, a “Reporting Person”): the Jack Miller Family Limited Partnership #1 (the “Limited Partnership”), Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984 (the “Trust”), and Jack Miller (“Jack Miller”).  This filing also constitutes the initial filing by the following persons (each, a “Reporting Person”):  (i) the Judith N. Bernstein 1994 Trust (the “Judith Bernstein Trust”), (ii) TWS Investment Group, L.P. (“TWS”), a Delaware limited partnership; (iii) Howard I. Bernstein, not individually but solely as the trustee of the Howard I. Bernstein Declaration of Trust (the “Howard Bernstein Trust”) Dated April 28, 1987; (iv) Eric Achepohl; (v) Goldie Wolfe Miller; and (vi) Sharon A. McCormick, not individually but solely as trustee of the Sharon A. McCormick Revocable Trust (the “Sharon McCormick Trust”).  This filing also constitutes the initial Schedule 13D filing for Harvey L. Miller, not individually but solely as trustee of the Harvey L. Miller Trust Dated January 1, 1983 (the “Harvey L. Miller Trust” and also a “Reporting Person”), who previously filed a Schedule 13G with respect to the Issuer on November 27, 2001.  Due to the nature of their relationship to one another, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Securities Exchange Act of 1934, as amended.

Item 1.		Security and Issuer.
Title of Class of Securities:		Common stock, par value $.01 per share (the “Common Stock”)
Name and Address of Issuer:		Successories, Inc. (the “Issuer”) 2520 Diehl Road Aurora, Illinois 60504

Item 2.	Identity and Background.

1.	(a)	Name:	Jack Miller, individually and as trustee of the Jack Miller Trust Dated January 18, 1984
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Occupation:	Chairman of the Board of the Issuer; Co-Chairman Emeritus of the Benida Group, LLC, an investment firm; Co-Chairman of Millbrook Properties LLC, a real estate firm
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

2.	(a)	Name:	Jack Miller Family Limited Partnership #1
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Business:	Ownership and management of shares of capital stock of the Issuer and other investments
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Place of Organization:	Delaware

CUSIP NO. 864591102	Page 13 of 21

3.	(a)	Name:	Judith N. Bernstein, not individually but solely as trustee of the Judith N. Bernstein 1994 Trust
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Occupation:	Private investor
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

4.	(a)	Name:	TWS Investment Group, L.P.
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Business:	Investment partnership
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Place of Organization:	Delaware

5.	(a)	Name:	Sharon A. McCormick, not individually but solely as trustee of the Sharon A. McCormick Revocable Trust
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Occupation:	Private investor
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

6.	(a)	Name:	Howard I. Bernstein, not individually but solely as trustee of the Howard I. Bernstein Declaration of Trust
	(b)	Address:	c/o J.H. Chapman Group, LLC 9700 Higgins Suite 630 Rosemont, Illinois 60018
	(c)	Principal Occupation:	President of Howard I. Bernstein, Ltd., a consulting firm and director of J.H. Chapman Ltd. and J.H. Chapman Group, LLC
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

CUSIP NO. 864591102	Page 14 of 21

7.	(a)	Name:	Eric Achepohl
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Occupation:	Financial manager
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

8.	(a)	Name:	Harvey L. Miller, not individually but solely as a Trustee of the Harvey L. Miller Trust Dated January 1, 1983
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Occupation:	Co-Chairman Emeritus of the Benida Group, LLC, an investment firm; Co-Chairman of Millbrook Properties LLC, a real estate firm
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

10.	(a)	Name:	Goldie Wolfe Miller
	(b)	Address:	c/o The Benida Group, LLC 485 Half Day Road Suite 200 Buffalo Grove, Illinois 60089
	(c)	Principal Occupation:	Commercial Real Estate Broker, Millbrook Corporate Real Estate Services, LLC
	(d)	Criminal Proceedings:	None
	(e)	Civil Proceedings:	None
	(f)	Citizenship:	United States

Item 3.	Source and Amount of Funds or Other Consideration.

On February 13, 2003, S.I. Acquisition LLC (“SIA”), an Illinois limited liability company, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer, for purposes of a “going private” transaction.  The Merger Agreement provides for the merger of the Issuer with and into SIA (the “Merger”), with SIA surviving the Merger (the surviving company is referred to herein as “New Successories”).  Immediately prior to the execution of the Merger Agreement:  (i) the Limited Partnership; (ii) the Trust, which is the sole general partner of the Partnership; (iii) the Harvey L. Miller Trust, a trust for the benefit of Jack Miller’s brother, Harvey L. Miller and members of his brother’s family; (iv) the Judith N. Bernstein Trust, a trust for the benefit of Jack Miller’s daughter, Judith Bernstein, and members of her family; (v) TWS Investment Group, L.P., a partnership in which Sharon A. McCormick, Jack Miller’s daughter, and members of her family directly or indirectly serve as partners; (vi) the Howard Bernstein Trust, a trust for the benefit of Howard I. Bernstein, a member of the Issuer’s Board of Directors; (vii) Goldie Wolfe Miller, the wife of Jack Miller; and (viii) Eric Achepohl, a business associate of Jack Miller, contributed all of the shares of the Issuer’s Common Stock, Series A Convertible Preferred Stock (the “Series A Preferred Stock”) and the Series B Preferred Stock (the “Series B Preferred Stock”; the Series A Preferred Stock and Series B Preferred Stock are collectively referred to as the “Preferred Stock”) owned by them to SIA in exchange for membership interests in SIA.  Effective as of February 28, 2003, TWS transferred its membership interests in SIA to the Sharon A. McCormick Revocable Trust.  As used herein, the term “Contributing Group” means, collectively, Jack Miller, the Limited Partnership, the Trust,

CUSIP NO. 864591102	Page 15 of 21

the Harvey L. Miller Trust, the Judith Bernstein Trust, TWS Investment Group, L.P. (through February 28, 2003), the Sharon A. McCormick Revocable Trust (from and after March 1, 2003), the Howard Bernstein Trust, Goldie Wolfe Miller and Eric Achepohl.  As a result of the Merger, New Successories will be a privately held company whose owners will be the Contributing Group.

At the effective time of the Merger, all issued and outstanding shares of the Issuer’s Common Stock and Series B Preferred Stock (other than shares of Common Stock and Series B Preferred Stock held by SIA, or shares subject to properly exercised dissenters’ rights) will be converted into the right to receive $0.30 for each share of Common Stock and $15.00 plus all accrued and unpaid dividends for each share of Series B Preferred Stock, in cash, without interest and subject to any applicable withholding taxes.  Each share of the Common Stock and Preferred Stock owned by SIA will be cancelled at the effective time of the Merger.  All membership interests in SIA issued and outstanding immediately prior to the effective time of the Merger will remain unchanged and represent membership interests in New Successories.

The total amount of funds required to consummate the Merger is estimated to be approximately $2.16 million.  The Merger is not conditioned on any financing arrangements.  Under the terms of SIA’s Operating Agreement dated as of February 6, 2003, as amended as of February 28, 2003, Jack Miller has agreed to contribute to SIA, prior to the closing of the Merger, an amount sufficient to close the Merger, including, without limitation, the aggregate merger consideration.  SIA has covenanted to the Issuer in the Merger Agreement that, prior to the effective time of the Merger, it will deposit into a segregated exchange fund cash sufficient to satisfy its obligation to pay the aggregate merger consideration after the closing of the Merger.  Additionally, Jack Miller, pursuant to a Guarantee dated as of February 13, 2003, has personally and irrevocably guaranteed to the Issuer that he will deposit such funds if SIA does not do so.

Although each of the Issuer and SIA will bear its own expenses in connection with the Merger, the Issuer and SIA will share equally in all printing and mailing expenses, all governmental filing fees and all fees and expenses related to shareholders’ communications, up to a maximum of $25,000 for SIA.  If the Merger Agreement terminates for any reason other than by mutual consent, governmental intervention, failure to obtain the requisite shareholder vote of the Issuer’s Common and Preferred shareholders or a breach of a representation, warranty or covenant by SIA, the Issuer must pay for the reasonable, out-of-pocket expenses incurred by SIA in connection with the Merger, up to a maximum of $150,000.

Item 4.	Purpose of Transaction.

SIA was formed on February 6, 2003 for the benefit of the Contributing Group solely for the purpose of engaging in the transactions contemplated by the Merger Agreement.  The members of the Contributing Group contributed all of their respective shares of the Issuer’s Common Stock and Preferred Stock, aggregating approximately 36% of the voting power of all outstanding voting shares of the Issuer (on an as-converted basis) to SIA in exchange for membership interests in SIA just prior to the execution of the Merger Agreement.  Immediately following the merger, the Contributing Group will hold 100% of the outstanding membership interests in New Successories as the surviving company.  The completion of the Merger is contingent, among other things, upon the approval by holders of two-thirds of the voting power of all outstanding shares of the Issuer’s Common Stock and Preferred Stock (voting on an as-converted basis and together as a single class).  If the Merger is approved by the shareholders of the Issuer and all other conditions to the Merger are satisfied or waived, it is anticipated that the Merger will be completed in the second quarter of 2003.

As a result of the Merger, New Successories will be a privately held company and there will be no public market for its equity.  The Issuer’s Common Stock will no longer be quoted on the Over-the-Counter Bulletin Board and price quotations for sales of the Issuer’s shares in the public market will no longer be available.  In addition, the registration of the Issuer’s Common Stock under the Securities Exchange Act of 1934, as amended, will be terminated.

CUSIP NO. 864591102	Page 16 of 21

For the Contributing Group, the purpose of the Merger is to acquire complete ownership of the Issuer.  The Contributing Group believes that the Issuer has good potential business prospects, based upon their knowledge of the Issuer’s business.  The Contributing Group believes that the Issuer will have greater operating flexibility to focus on its long-term value by emphasizing growth and operating cash flow without the constraint of the public market’s emphasis on quarterly earnings.  The transaction has been structured as a merger in order to preserve the Issuer’s identity, goodwill and existing contractual arrangements with third parties.  The Contributing Group chose to make the offer for the Issuer’s Common Stock and Preferred Stock now because (i) after a lengthy marketing process, the Issuer was unable to attract an offer from an acquirer which the Issuer’s Board of Directors found acceptable, (ii) the Issuer’s credit facility with its bank will be terminated in June of 2003; to date, despite the Issuer’s efforts, alternative financing at financially acceptable terms has not been found absent a guarantee or dilutive equity issuance, (iii) the Issuer has not attracted, and the Contributing Group does not believe that the Issuer would be able to attract, any interest or following of institutional investors and research analysts due to its failure to generate sufficient growth in revenues and earnings, and (iv) because the Issuer’s stock price has declined to a level at which the Contributing Group is willing to make an offer for the Issuer’s Common Stock and Preferred Stock at a price that is fair to the unaffiliated shareholders of the Issuer.

SI Holdings LLC, an Illinois limited liability company (“SIH”), is the sole manager of SIA but holds no equity interest in SIA.  SIH is 100% owned by the Trust, of which Jack Miller is the sole trustee, and Jack Miller is the sole manager of SIH.  As a result, Jack Miller has sole voting and investment power over the Issuer’s Common Stock and Preferred Stock owned by SIA and, at the effective time of the Merger, Jack Miller will be the indirect sole manager of New Successories, the surviving company.

SIA does not have any present plans or proposals that relate to or would result in an extraordinary transaction following completion of the Merger involving New Successories’ structure or business, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets.  However, New Successories as the surviving company will continue to evaluate its business and operations after the Merger and intends to develop new plans and proposals that New Successories considers to be in its best interests and those of its then-current members, which may include greater emphasis on direct marketing, expansion of product lines and introduction of wholesaling.

The percentage ownership of New Successories as the surviving company immediately following the Merger will be as follows:

Limited Partnership	33.39%
Trust	50.92
Harvey L. Miller Trust	11.70
Judith N. Bernstein Trust	.09
Sharon A. McCormick Revocable Trust (successor in interest to TWS)*	.09
Goldie Wolfe Miller	.02
Howard Bernstein Trust	3.48
Eric Achepohl	.31

Total:	100.00%

*                                         Effective as of March 1, 2003, TWS transferred its membership interests in New Successories to the Sharon A. McCormick Revocable Trust.

CUSIP NO. 864591102	Page 17 of 21

Item 5.	Interest in Securities of the Issuer.
(a) Aggregate Number/Percentage of Common Stock Beneficially Owned Prior to the execution of the Merger Agreement:

Limited Partnership	2,752,260 shares	25.9%
Trust	298,753 shares	3.2%
Jack Miller	22,331 shares	*
Harvey L. Miller Trust	570,367 shares	5.6%
Judith Bernstein Trust	21,769 shares	*
TWS	21,769 shares	*
Howard Bernstein Trust	247,852 shares	2.5%
Eric Achepohl	15,577 shares	*
Goldie Wolfe Miller	5,331 shares	*

*              Less than 1%.

The 2,752,260 shares of Common Stock reported as beneficially owned by the Limited Partnership include 412,371 shares of Common Stock, which are issuable upon conversion of 412,371 shares of Series A Preferred Stock, and 317,460 shares of Common Stock, which are issuable upon conversion of 50,000 shares of Series B Preferred Stock.  Of the 22,331 shares of Common Stock reported as beneficially owned by Jack Miller, 17,000 represent shares of Common Stock which may be acquired pursuant to stock options which are immediately exercisable, and 5,331 of such shares are shares of Common Stock for which Jack Miller shares voting and dispositive power with his wife, Goldie Wolfe Miller.

The shares reported as beneficially owned by the Howard Bernstein Trust include 82,474 shares of the Common Stock, which are issuable upon conversion of 82,474 shares of Series A Preferred Stock and 13,000 shares of the Common Stock which may be acquired pursuant to stock options which are immediately exercisable.  The shares reported as beneficially owned by Eric Achepohl include 8,247 shares of Common Stock, which are issuable upon conversion of 8,247 shares of Series A Preferred Stock.  The 570,367 shares reported as beneficially owned by the Harvey L. Miller Trust include 317,460 shares of Common Stock, which are issuable upon conversion of 50,000 shares of Series B Preferred Stock.

All of the shares of Common Stock and Preferred Stock owned by the Limited Partnership, the Trust, Jack Miller, the Harvey L. Miller Trust, the Judith Bernstein Trust, TWS, the Howard Bernstein Trust and Mr. Achepohl were contributed to SIA immediately prior to the execution of the Merger Agreement in exchange for membership interests in SIA.

CUSIP NO. 864591102	Page 18 of 21

Aggregate Number/Percentage of Common Stock Beneficially Owned as of the Execution of the Merger Agreement:

Limited Partnership	None	0%
Trust	None	0%
Jack Miller	3,954,577 shares	36.5%
Harvey L. Miller Trust	None	0%
Judith Bernstein Trust	None	0%
TWS	None	0%
Howard Bernstein Trust	13,000	*
Eric Achepohl	None	0%
Goldie Wolfe Miller	None	0%

*              Less than 1%.

The ownership percentages set forth above are based upon 9,910,984 shares of Common Stock issued and outstanding on February 28, 2003 as reported by the Issuer to the Reporting Persons.
(b) Jack Miller currently has sole voting and dispositive power with respect to all of the shares reported as beneficially owned by him.

As non-employee directors of the Issuer, Jack Miller and Howard Bernstein are each entitled to receive a quarterly directors’ fee of $5,000 payable in shares of Common Stock based on a price per share equal to the trailing 10-day average closing price of the Common Stock on the OTC Bulletin Board prior to the end of the quarter for which such shares are issued.  Accordingly, on February 3, 2003, each of the Trust on Jack Miller’s behalf and the Howard Bernstein Trust on Howard Bernstein’s behalf, received a Common Stock grant of 32,051 shares (based on a price per share of $0.156) for the fiscal quarter ended January 31, 2003.

During the past 60 days, none of the Reporting Persons has effected any other transactions in the Common Stock other than the transactions described in Item 3 hereof.
(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Contributing Group agreed to contribute their shares of Common Stock and Preferred Stock to SIA immediately prior to the execution of the Merger Agreement.  Pursuant to the Merger Agreement, SIA has agreed to vote all of the shares of Common Stock and Preferred Stock held by SIA in favor of the Merger.

CUSIP NO. 864591102	Page 19 of 21

Item 7.	Material to Be Filed as Exhibits.
A.	Joint Filing Agreement for Amendments to Schedule 13D.
B.	Merger Agreement dated as of February 13, 2003 between the Issuer and SIA.
C.	Guarantee dated as of February 13, 2003 executed by Jack Miller.
D.	Operating Agreement dated as of February 6, 2003.
E.	Amendment to Operating Agreement dated as of February 28, 2003.

CUSIP NO. 864591102	Page 20 of 21

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2003

JACK MILLER FAMILY LIMITED PARTNERSHIP #1

	By:	Jack Miller Trust Dated January 18, 1984, its
general partner

	By:	/s/ Jack Miller
Jack Miller, not individually but solely as trustee of the general partner

/s/ Jack Miller
Jack Miller, not individually but solely as trustee of the Jack Miller Trust Dated January 18, 1984

/s/ Jack Miller
Jack Miller

/s/ Harvey L. Miller
Harvey L. Miller, not individually but solely as trustee of the Harvey L. Miller Trust Dated January 21, 1983

/s/ Judith N. Bernstein
Judith N. Bernstein, not individually but solely as trustee of the Judith N. Bernstein 1994 Trust

TWS INVESTMENT GROUP, L.P.

	By:	/s/ Eric Achepohl
Eric Achepohl, Vice President

/s/ Sharon A. McCormick
Sharon A. McCormick, not individually but solely as trustee of the Sharon A. McCormick Revocable Trust

CUSIP NO. 864591102	Page 21 of 21

/s/ Howard I. Bernstein
Howard I. Bernstein, not individually but solely as trustee of the Howard I. Bernstein Trust Dated April 28, 1987

/s/ Goldie Wolfe Miller
Goldie Wolfe Miller

/s/ Eric Achepohl
Eric Achepohl